SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S.A. (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, in addition to the Market Announcement disclosed on April 27, 2018, were signed on this date the contractual instruments related to the agreement negotiated with Petróleo Brasileiro S.A. - Petrobras and Petrobras Distribuidora S.A. (BR). The deal is related to part of the debts arising from the supply of oil and natural gas for the generation of energy in the north of the country, in the approximate amount of R$ 17 billion. It is worth mentioning that of this amount, approximately R$ 12.2 billion are Petrobras' credits and R$ 4.6 billion of the Petrobras Distribuidora S.A. (BR).

The agreement includes the reinstatement of guarantees in the Debt Confession Agreements ("CCDs") entered into on 12/31/2014, whose updated value is R$ 10.7 billion, which will have a new structure of real guarantees and an increase of the personal guarantee provided by Eletrobras until the effective privatization of the distribution companies. At the same time, new CCDs in the amount of R$ 6.1 billion related to debt not contemplated in the CCDs signed in 2014, with a guarantee provided by Eletrobras, with R$ 4.5 billion in guarantees effectiveness in case of privatization, which should be paid in 36 (thirty-six) monthly installments adjusted by market rates.

Eletrobras has committed to assume approximately R$ 11 billion of the total amount traded, through Debt Assumption Instruments ("IAD"), which have real guarantees offered by Eletrobras, conditioned to the effective privatization of the distributors.

In addition to the CCDs and IADs mentioned above, also were  signed an Addendum to the Natural Gas Purchase and Sale Agreements and an Assignment Term of Rights and Obligations of the Amazonas Energia Contract for Amazonas Geração e Transmissão.

Regarding the debt accumulated by Amazonas Energia with Petrobras, due to the supply of natural gas in the state of Amazonas, it is still under in discussion, in a charging lawsuit, a portion not included in these negotiations, in the approximate amount of R$ 3 billion.

Rio de Janeiro, April 30 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.